Exhibit 99.62

Nouveau Monde Announces C$20 Million Financing

Not for distribution to U.S. news wire services or dissemination in the United States

MONTRÉAL, Jan. 13, 2021 (GLOBE NEWSWIRE) -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or “the Corporation”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has entered into an agreement with BMO Capital Markets (“BMO”), under which BMO has agreed to buy on bought deal basis 10,345,000 common shares (the “Common Shares”), at a price of C$1.45 per Common Share (the “Offering Price”) for gross proceeds of approximately C$15 million (the “Public Offering”). The Corporation has granted BMO an option, exercisable, in whole or in part, and from time to time, for a period of 30 days from and including the Closing Date (as defined herein), to purchase at the Offering Price up to an additional 1,551,750 Common Shares, representing 15.0% of the number of Common Shares issued pursuant to the Public Offering, order to cover for over-allotments, if any, and for market stabilization purposes. The Public Offering is expected to close on or about January 20, 2021 (the “Closing Date”) and is subject to Nouveau Monde receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange (the “TSX-V”).

The Corporation is also pleased to announce that it is concurrently launching a non-brokered private placement for total gross proceeds of approximately C$5 million on the same terms as the Public Offering with institutional investors (the “Private Placement”). In addition, investors participating in the Private Placement will each have the option to purchase a number of additional Common Shares representing up to 15% of the number of Common Shares subscribed by each of them on closing. Any common shares issued pursuant to the Private Placement will be subject to a statutory hold period in Canada for a period of four months and one day. The Private Placement is expected to close in early February 2021 and will be subject to Nouveau Monde receiving all necessary regulatory approvals, including the approval of the TSX-V. Closing of the Private Placement and of the Public Offering are not conditional upon each other.

The Pallinghurst Group which currently holds approximately 20% of the Corporation’s Common Shares has indicated that it intends to participate pro-rata its current ownership in both the Public Offering and the Private Placement.

The net proceeds of the Public Offering and Private Placement will be used for the Becancour value added graphite project development, the Matawinie mine & concentrator detailed engineering and corporate general and administrative expenses.

In respect of the Public Offering, Common Shares will be offered by way of a prospectus supplement in all of the provinces of Canada (except the territories) and may also be offered by way of private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully-integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the World’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those relating to the Public Offering and the Private Placement, the expected use of proceeds, the anticipated closing date of the Public Offering and the Private Placement, the receiving of all necessary regulatory approvals, the intention of The Pallinghurst Group to participate in the Public Offering and the Private Placement, and the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. Certain important estimates or assumptions by the Corporation in making forward-looking statements include, but are not limited to, the successful closing of the Public Offering and Private Placement, and all requisite regulatory and stock exchange approvals being obtained. There can be no assurance that these assumptions will prove to be correct. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.group.

Media

Julie Paquet

Director, Communications

Nouveau Monde

+1-450-757-8905 #140

jpaquet@nouveaumonde.ca

Investors

Christina Lalli

Director, Investor Relations

Nouveau Monde

+1-438-399-8665

clalli@nouveaumonde.ca